    September 9, 2008

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Assured Pharmacy, Inc.
Form 10-Q for the Quarterly Period Ended March 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
File Number: 000-33165

Dear Mr. Rosenberg:

          On behalf of Assured Pharmacy, Inc. (the “Company”), we are filing herewith the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated August 25, 2008 (the “Comment Letter”), relating to Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008. For the Staff’s convenience, the text of the numbered comment in the Comment Letter is set forth below followed by the Company’s response.

          1.         Please revise these certifications to include the entire introductory language of paragraph 4 which also addresses your officers’ responsibility for establishing and maintaining internal control over financial reporting.

          The Company acknowledges the Staff’s comments and is filing simultaneously herewith, by amendment to Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008, Exhibits 31.1 and 31.2 revised to include the entire introductory language of paragraph 4.

          The Company hereby acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please contact the undersigned at (212) 209-3020 if we may be of assistance.

Sincerely,

/s/ Gary Emmanuel

Gary Emmanuel

cc:.Haresh Sheth, Chief Financial Officer
      Assured Pharmacy, Inc.